Exhibit 99.1

IMMEDIATE RELEASE

DUNDEE CORPORATION ACQUIRES INTEREST IN
ENERGIZER RESOURCES INC.

Toronto, March 19, 2010 – In accordance with regulatory requirements, Dundee Corporation (TSX: DC.A) (“Dundee Corp.”) announced today that it has acquired an aggregate of 10,000,000 units of Energizer Resources Inc. (“Energizer”) at a price of US$0.30 per unit (each a “Unit”) pursuant to Energizer’s previously announced brokered and non-brokered private placement financing (the “Private Placement”). Each Unit is comprised of one common share in the capital of Energizer (“Common Share”) and one common share purchase warrant (a “Warrant”). Each Warrant entitles Dundee Corp. to purchase one Common Share at an exercise price of US$0.50 per Common Share for a period of three years following the later of March 15, 2010 and the date Energizer is listed on the TSX Venture Exchange.  This represents an approximate 9.20% interest on an undiluted basis or an approximate 16.85% interest assuming the conversion of all Warrants held by Dundee Corp.

In addition, these holdings together with 4,236,150 common shares previously acquired by accounts sub-advised by Ned Goodman Investment Counsel Limited, represent an approximate aggregate 13.10% interest in Energizer on an undiluted basis or an approximate 20.42% interest assuming the conversion of all Warrants held by Dundee Corp.

The position in Energizer was acquired for investment purposes and may be increased or decreased in the future as considered appropriate in light of investment criteria, market conditions and other factors and in accordance with the provisions of applicable securities legislation.

Dundee Corporation is an asset management company dedicated to private wealth management, real estate and resources that, combined, reflect approximately $73 billion under management and administration.  Its domestic wealth management activities are carried out through its 62% controlled subsidiary, DundeeWealth Inc. Dundee Corporation’s real estate activities are conducted through its 70% owned subsidiary, Dundee Realty Corporation which operates as an asset manager of commercial real estate with activities in a land and housing business in Canada and the United States.  Resource activities are carried out through its wholly-owned subsidiary, Dundee Resources Limited. Asset management activities are carried out through Ned Goodman Investment Counsel Limited and Dundee Real Estate Asset Management (DREAM).

For further information, please contact:

Ned Goodman
President & Chief Executive Officer
Dundee Corporation
Telephone: (416) 365-5665

Lucie Presot
Vice President & Chief Financial Officer
Dundee Corporation
Telephone: (416) 365-5157